Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Item 5.a and Part III, Items 8.a, 11.c and 13.b. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 5.a.

Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

Yes/No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

Yes

LNI offers the following products and services to participants for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the H2O ATS:

* Liquidnet 5 (see the response to Item 1.a. of this Part II)
* The desktop trading application with a subset of Liquidnet 5 functionality (see the description below in this response)
* The Liquidnet mobile application (see the description below in this response)
* Technology to interface with the participants OMS
* Technology to facilitate the transmission of orders and interest by a participant to LNI and the H2O ATS
* The order types described in the response to Item 7.a. of Part III. In particular:
** LNI resting orders
** IOC orders transmitted by liquidity partners (LPs)
** Resting orders transmitted by LPs
** Accepts by Members in response to notification of a broker block opportunity
* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the H2O ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and

targeted invitation orders (see the response to Item 15 of Part III for additional detail regarding targeted invitations)
* The Liquidnet electronic agency trading desk (see the response to Item 1.a. of this Part II)
* The market data described in the response to Item 23 of Part III.

See the responses to Items 7.a. and 11.c. of Part III for additional detail regarding these products and services.

Liquidnet desktop trading application with a subset of Liquidnet 5 functionality

Liquidnet make available to customers a desktop application with a subset of Liquidnet 5 functionality.

This desktop application can include all or a subset of the following Liquidnet 5 functionality:

* The ability to stage indications and create algo and LN auto-ex orders from these indications
* Sending targeted invitations from algos for these orders
* List management functionality
* Analytics.

This desktop application excludes the following Liquidnet 5 functionality:

* Matching and negotiation functionality
* Viewing and executing against broker block notifications
* Receipt of targeted invitations
* Sending of manual targeted invitations
* Alerts of large trades executed by other participants through the system.

Liquidnet mobile application

Liquidnet has begun piloting in the US a mobile application incorporating certain features of Liquidnet 5. Using the mobile application, participating traders who are logged in to Liquidnet 5 may view their current matches (active and passive) in the Negotiation ATS and receive notifications of broker block opportunities and targeted invitations. A participating trader may dismiss a targeted invitation via the mobile application.

Non-ATS broker services

The following are non-ATS broker services that support participant trading activity and might or might not be considered as being for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the H2O ATS:

* Transaction cost analysis. LNI provides transaction cost analysis reports to participants.
* Capital markets. The Liquidnet Capital Markets (LCM) team works with public issuers and stockholders of these issuers, as well as with Members and customers that seek to transact with public issuers and their stockholders.
* Commission management. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and customers using commission credits to pay for research and other permissible services. The commission aggregation service involves LNI administering payments to research and other permissible service providers at the direction of a Member or customer in connection with executions at LNI and at third-party brokers.
* Sponsored broker. Members and customers that participate in LNIs sponsored broker service can designate a sponsored broker for an order. In a sponsored broker arrangement, LNI acts as a service provider on behalf of the sponsored broker. If a trade is executed by LNI, LNI is responsible for trade settlement with the sponsored broker, and the sponsored broker is responsible for trade settlement with the Member or customer.
* Analytics. The Liquidnet desktop application provides pre-trade and post-trade analytics to aid in pre-trade decision making and post-trade evaluation.
* List management. This is functionality in the Liquidnet desktop trading application to facilitate trading of lists (baskets of stocks) by Members.
* Liquidity Watch. Liquidity Watch is a group within LNIs Compliance Department that monitors for Member non-compliance with system usage protocols.

Part III, Item 8.a.

Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

Yes/No

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

Yes

Minimum size

The minimum order size for LNI resting orders and IOC and resting orders from LPs is 100 shares.

Members only receive notification of a broker block opportunity if the broker block opportunity meets one of the following minimum size requirements: 5,000 shares; 5% of ADV; and $200,000 principal value.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members indication if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets this minimum notification quantity.

Minimum committed order size for low participation Members

For any indication set available to match~~to active~~ by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for ~~active~~ indications available to match.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The H2O ATS limits the principal value of any execution to $150 million.

Members can set hard and soft per order quantity limits through the Liquidnet desktop trading application to protect against order entry error. The following options are available:

* By trader. Each trader can set his or her quantity limits.

* Hard or soft limit. A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot create an order that exceeds the traders designated limit. With a soft limit, the system notifies the trader when he or she enters a price and quantity for a Member order that exceeds his or her designated limit, but the trader can proceed to create the Member order.

* Shares or principal value. A trader can designate a maximum share limit or a maximum principal value limit.

The Liquidnet EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Participants can request modifications to the maximum size controls that apply to their orders. Notwithstanding any maximum size control set through the Liquidnet desktop trading application or the Liquidnet EMS, the principal value of an execution in the H2O ATS can never exceed $150 million.

Aggregating opposite-side orders to meet an orders minimum size

For purposes of this paragraph, aggregation means executing an order (the first order) against multiple opposite-side orders where the multiple opposite-side orders do not satisfy the first orders minimum size individually but do satisfy the first orders minimum size when aggregated. The H2O ATS does not aggregate to execute against an order from an LP or an automated routing customer, unless the LP or automated routing customer specifically requests that it be configured to allow for aggregation. The H2O ATS aggregates to execute against other types of participant orders.

Part III, Item 11.c.

Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders transmitted by liquidity partners (LPs)
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

Participants of LNI consist of Members, customers and LPs. Participants can transmit various types of parent orders to LNI. Based on these parent orders, LNI can transmit LNI resting orders to the H2O ATS. LNI resting orders are child orders of the participants parent order.

The following are the types of parent orders:

* Algo orders
* Liquidnet-only orders
* LN auto-ex orders
* Automated negotiation orders
* Manual targeted invitations.

B. Background information and definitions

This section provides background information and definitions that apply to one or more of the order types listed above and described below.

(i)   Positive action rate

Positive action means ~~going active on a match,~~ sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action. For information regarding matches and invites, please refer to the Form ATS-N for the Negotiation ATS.

(ii)   Mid-peg instructions; price constraints

General

The H2O ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask) or zero (i.e., the best bid equals the best offer), the H2O ATS will not execute the order.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* *Buy order.* Lower of the limit price of the order and the mid-price
* *Sell order.* Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price. When transmitting an LNI resting order to the H2O ATS, LNI complies with any price constraints of the parent order.

C. Interaction of H2O order types

(i) LNI resting orders

LNI can transmit all or a portion of any Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation to the H2O ATS. LNI handles these child orders as LNI resting orders, as described in this Form ATS-N filing.

(ii) Execution, cancellation and editing of LNI resting orders

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order only executes in the H2O ATS if the execution price is within the price constraints of the LNI resting order and the contra order.

The H2O ATS only executes orders in round lots.

The quantity of any execution is the lesser of the quantity of the two contra orders (but rounded down to the highest round lot).

All LNI resting orders in the H2O ATS are resting orders and, unless enabled to trade at the official closing price, are automatically cancelled at the close of trading of the regular session of the applicable exchange (on or shortly after 4 pm). Traders should monitor open orders during the trading day and request cancellations (or edits) as appropriate.

The H2O ATS can execute an order in a stock when the primary market has opened.

(iii) Liquidity partners; LP IOC orders

General

Liquidity partners (LPs) do not have access to the Liquidnet desktop application.

LPs have the ability to transmit IOC or resting orders to the H2O ATS.

For each LP IOC order, the LP must specify the security, side (buy or sell) and quantity.

An LP also can specify the limit price of an LP IOC order. If no limit price is specified for an LP IOC order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP IOC sell order)

* Current best ask (in the case of an LP IOC buy order).

The system only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

LP IOC orders are not displayed. LP IOC orders are all IOC (immediate or cancel).

(iv)   LP resting orders

General

LPs also can transmit resting orders to the H2O ATS.

For each resting order, the LP must specify the security, side (buy or sell) and quantity. An LP also can specify the limit price of an LP resting order. If no limit price is specified for an LP resting order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP resting sell order)
* Current best ask (in the case of an LP resting buy order).

By default, the system only executes LP resting orders at or below the mid-price in the case of an LP resting sell order and at or above the mid-price in the case of an LP resting buy order, except that an LP can override this default upon request to LNI.

Unless enabled to trade at the official closing price, all LP resting orders are automatically canceled at the close of trading. An LP can cancel a resting order at any time.

Minimum order size

The minimum order size for LP resting orders is 100 shares.

Conditional orders from LPs

LPs can transmit resting orders on a conditional basis. This functionality, which is fully automated from the point at which the LP transmits the conditional order to LNI, allows the LP to rest actionable order flow in the H2O ATS that may include shares already placed at other trading venues. These orders are considered conditional since the LP will commit the order only prior to execution with a matched contra order. Prior to executing a conditional order, LNI sends a request to the LPs system to commit the shares on the order, and the LPs system responds by sending remaining unexecuted shares to LNI (known as a firm-up). This firm-up request is used to protect the LP against over-execution. LP firm-up rates are periodically reviewed by Liquidnet Sales, with appropriate follow-up to the LP to address any issues.

(v)   Execution of LP orders

Contras to an LP order

An LP IOC order can execute against an LNI resting order or an LP resting order.

An LP resting order can execute against any other order in the H2O ATS, except that under certain circumstances as described in this Form ATS-N filing, LP orders only interact with LNI resting orders and broker block accepts to the extent that the Member or customer has elected to interact with LP orders.

Execution quantity

The H2O ATS only executes LP orders in round lots.

The quantity of any execution is the lesser of the quantity of the matching buy and sell orders, subject to any applicable minimum quantity (and rounded down to the highest round lot).

(vi)   Execution price

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

* LP IOC orders can only execute at the mid-price; and
* For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within (including at) the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint.

(vii)   Trading at official closing price

Members and customers can enable parent orders, and LPs can enable resting orders, to cross with other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. Liquidnet refers to this functionality as trading at last. Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session of the primary market.

(viii)   Liquidnet back-end software for H2O execution functionality

An execution or cancellation of an order in the H2O ATS is deemed effective when it is received, processed and recorded by the Liquidnet back-end software, and is not effective until such time. The effectiveness of an execution or cancellation depends upon which event is first received, processed and recorded by the Liquidnet back-end software.

(ix)   Interaction of negotiation and H2O execution functionality

A trader cannot have a firm order for the same shares in the H2O ATS and the Negotiation ATS at the same time. If a trader commences a negotiation in the Negotiation ATS of shares that are included in a firm order in the H2O ATS, the shares in the H2O ATS are paused prior to the traders commencement of the negotiation.

(x)   Broker block opportunities

Notification of broker block opportunities

As described above, LPs can transmit resting orders to the H2O ATS. A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the

Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

A Member does not receive notification of a broker block opportunity if the Member has a match in the Negotiation ATS with another Member or customer. If there are multiple LP contras, the Member only receives one broker block notification.

Creation and execution of broker block accepts

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently, two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

During the time-in-force period, the broker block accept can execute against any contra-side orders in the H2O ATS, subject to meeting the tolerance of the Members indication and the minimum execution quantity, as set forth above, and subject to the rules of execution priority as set forth below.

In response to an LP resting order, a Member is not able to reduce its quantity below the minimum size for execution of the LP resting order; this can reveal to the Member information regarding the minimum size for execution of the LP resting order.

Configuration to participate in broker block functionality

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, LNI can configure the Member to include or exclude receipt of notice of broker block opportunities. Members should contact their Liquidnet Sales coverage if they wish to change their configuration.

Configuration to dismiss same symbol and side broker blocks for the rest of the trading day

Upon request LNI can set a configuration where the system will display to a trader, upon receipt of a broker block notification, an option to dismiss the broker block notification for the remainder of the trading day. If the trader elects this dismissal option, the system will block the trader from receiving any broker block notifications for the specific symbol and side for the rest of the trading day.

(xi)   Execution priority for H2O ATS orders

Execution priority

Orders in the H2O ATS are prioritized for execution as follows:

* *Priority for better execution price.* Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.

* *Execution at an execution price.* At a particular execution price, the following priority applies:

** *Execution against Member and customer orders.* As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.

** *Execution against firm LP resting orders.* As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

** *Execution against conditional LP resting orders.* As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

* *Transmitted resting orders not executed in full upon receipt.* Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:

** LNI resting orders
** Resting orders from LPs, firm or conditional
** IOC orders from LPs
** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs (assuming all LPs are assigned to the same tier)
* Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in this Form ATS-N. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(xii)   Principal and agency orders by LPs

LPs can send principal and agency orders to the H2O ATS. LPs can send customer orders to the H2O ATS, including orders of customers of their affiliates.

LNI provides to participants upon request a list of external LPs (as defined in Part III, Item 2.b) that are enabled to trade US equities. This list identifies which external LPs are enabled to send principal orders to the H2O ATS.

(xiii)   Blocking interaction with LPs

General

Broker block accepts do not interact with IOC orders from LPs. If the parent order from a Member or customer can route to external venues, the associated LNI resting order interacts with orders from LPs. If the parent order from the Member or customer cannot route to external venues, the associated LNI resting order only interacts with orders from LPs if the Member or customer has elected to interact with resting or IOC orders from LPs, as applicable. A Member or customer makes these elections through Liquidnet Transparency Controls. A Member or customer that elects to interact with resting and IOC orders from LPs for orders of the Member or customer that do not route to external venues can elect to block interaction with certain LPs, as described in the response to Item 13 of this Part III.

Notification of new LPs

If a Member or customer has elected to block interaction with at least one external LP (as defined in Part III, Item 2.b), LNI will notify the Member or customer at least one week prior to bringing live a new external LP (and one week prior to enabling an external LP to send principal orders where the LP had previously been enabled only to send agency orders), unless the Member or customer requests that LNI not provide this notice. LNI also will send this notice to other Members and customers if they request. LNI maintains an updated list of external LPs for US equities on a password-protected site that LNI makes available to all Members and customers.

(xiv)   LNI as the sole execution venue for an LP order

An LP is not permitted to recommend or propose to a customer that the customer designate LNI, or implement or provide any technology that designates LNI, as the sole execution venue for an order or facilitate a customer setting up this type of order. Any order transmitted to LNI should also be sent on similar terms to one or more other execution venues capable of executing the order. An LP is not permitted to recommend or propose any action or implement or provide any technology that seeks to evade this restriction - for example, selecting a second venue that the LP knows will be unable to execute the order.

D. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the H2O ATS will only execute short-sale orders with a mid-peg instruction.

E. Locked and crossed markets

LNI will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). If the market in an equity is locked (i.e., the best posted bid is equal to the best posted offer), LNI can execute the order if at least one side of the trade has created an automated negotiation order or is responding to an H2O block notification.

F. Trade errors

If, as a result of an error, both sides to a trade in the H2O ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the H2O ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the H2O ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

Part III, Item 13.b.

If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

Yes/No

If no, identify and explain any differences.

No

The following are differences in treatment for different categories of participants and within each category:

* Only Members can create orders through Liquidnet 5.
* The following order types can only be created through Liquidnet 5: automated negotiation orders; manual targeted invitation orders; and broker block accepts. As a result, only Members can create these types of orders.
* Only customers have access to the version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. LN auto-ex orders can only be created through Liquidnet 5 or this version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. As a result, only Members and customers can create LN auto-ex orders.
* Only LPs are assigned to tiers on a periodic basis for purposes of determining execution priority in certain situations, as described in the response to Item 13.a. of this Part III.
* Only Members can view broker block opportunities.
* Only LPs can transmit LP day and IOC orders.
* Only Members have access to the Liquidnet mobile application.
* Certain conditions apply to low participation Members, as described below in this response.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.
* Members can elect whether or not to interact with orders from LPs.

LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain customers upon request.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and/or the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. Liquidnet Sales reviews this classification on a quarterly basis. If a Member questions its categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

For any indication set available to match~~to active~~ by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for ~~active~~ indications available to match.

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